

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 30, 2009

Via U.S. Mail and Facsimile: +358 (0) 7 1803-8503
Kaarina Ståhlberg
Vice President, Assistant General Counsel
Nokia Corporation
Keilalahdentie 4
P.O. Box 226, FI-00045 NOKIA GROUP
Espoo, Finland

   RE: **Nokia Corporation**
      Form 20-F for Fiscal Year Ended December 31, 2008
      Filed March 5, 2009
      File No. 1-13202

Dear Kaarina Ståhlberg:

  We have completed our review of your Form 20-F and have no further comments at this time.

        Sincerely,

        Larry Spirgel
        Assistant Director